UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                           FORM 12b-25
                  NOTIFICATION OF LATE FILING

 [ ] Form 10-KSB  [ ] Form 20-F  [ ]  Form 11-K  [X] Form 10-QSB

                                    SEC FILE NUMBER:  2-97360-A
                                   CUSIP NUMBER:     53222E209
For Period Ended: September 30, 2000

[  ] Transition Report on Form 10-KSB
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[X] Transition Report on Form 10-QSB
[  ] Transition Report on Form N-SAR


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


Part I - Registrant Information

  Full Name of Registrant                 Light Management Group, Inc.

  Former Name if Applicable               N/A

  Address of Principal Executive Office:     Suite 301, 3060 Mainway,
                                     Burlington, Ontario L7M1A3

Part II--RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X](b) The subject annual report, semiannual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB or N-SAR or portion thereof could not be filed within the prescribed time period.

  The Company was recently involved in acquisition transactions. These acquisition transactions involve complex accounting issues requiring research that has delayed the completion of unaudited consolidated financial statements for the fiscal quarter ended September 30, 2000.

Part IV - Other Information

  (1) Name and telephone number of person to contact in regard to this notification.

       Donald Iwacha         President            (905) 319-1111
              (Name)         (Title)    (Telephone Number)

  (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                         (X) Yes  ( )  No

  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                         (X) Yes  ( ) No

     If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

       A significant change in results of the Company's operations from the quarter ended September 30, 1999 will be reflected by the earnings statements to be included in the Form 10-QSB for the quarter ended September 30, 2000 due to the acquisition of the Company's wholly owned subsidiaries, Executive Advertising, Inc. and Laser Show Systems Investments, LTD (United Kingdom). The consolidated financial statements are currently being prepared to satisfy the reporting requirements of section 13 or 15(d) of the Securities Exchange Act of 1934 .



                      Light Management Group, Inc.
           (Name of Registrant as specified in Charter)

  has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.
                                          /s/ Donald Iwacha
Date:   November 14, 2000            By:  _________________________
	                             Name:   Donald Iwacha
                                     Title:  President